Companhia Brasileira de Distribuição (CBD)

August 2005 Sales Performance

São Paulo, Brazil, September 15, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces August 2005 sales performance (preliminary and non-audited). The information is presented on consolidated basis and is denominated in Reais, pursuant to the Brazilian Corporate Law.

August gross sales totaled R$1,310.4 million and net sales totaled R$1,090.1 million, a 1.9% and 2.7% growth, respectively, compared to the same period of the previous year.

Same store sales (SSS) grew by 0.1% in nominal terms, affected by one less Sunday in August 2005 compared to the same month of the previous year and by strong deflation in some categories of food products, especially perishables and commodities. The price of some of these products, highly representative in terms of sales, have dropped more than 20% over the same period of 2004. Some examples: rice –25%, potato –61%, tomato –49% and onion –63%. The number of clients remained flat compared to the previous year, even with one less Sunday.

Same store sales of non-food products had a nominal growth of 7.9%, whilst food products sales decreased by 2.0%, strongly affected by the aforementioned deflation.

In real terms, August sales deflated by IPCA rate dropped by 5.6%. However, when deflated by food inflation, calculated both by IPCA and FIPE Household inflation rates, our same store sales grew by 0.9% and 1.6%, respectively, in real terms.

The highlight of the month was Sendas business unit, in the State of Rio de Janeiro, whose same store sales growth was well above the Company’s average.

Obs.: Same store sales figures include only stores which operating period is longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Manager

Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.